Exhibit 99.14

Section G

THE QUÉBEC GOVERNMENT'S DEBT

Summary	G.3

1. Québec's debt	G.5

1.1 Different concepts of debt	G.5

1.2 Net debt	G.6

1.3 Gross debt	G.15

1.4 Debt representing accumulated deficits	G.19

1.5 The debt reduction objective and the Generations Fund	G.22

2. Financing	G.29

2.1 Financing program	G.29

2.2 Borrowings contracted in 2025-2026	G.31

2.3 Debt management strategy	G.33

2.4 Yield on the Québec government's securities	G.36

3. Pension plans and funds deposited by the Ministère des Finances with the Caisse de dépôt et placement du Québec	G.39

3.1 Net liability for pension plans	G.39

3.2 Returns on funds deposited with the Caisse de dépôt et placement du Québec	G.41

4. Credit ratings	G.45

4.1 Québec's credit ratings	G.45

4.2 Comparison of the credit ratings of Canadian provinces	G.46

APPENDIX: Report on the application of the Act to reduce the debt and establish the Generations Fund	G.49

G.1

SUMMARY

Québec has made notable progress in reducing its debt load in recent decades. Since 2019, net debt to GDP has fallen significantly, despite the pandemic, major investments in public infrastructure, and reinvestment in public services. However, both in Canada and internationally, governments have generally seen their indebtedness rise in recent years.1

As at March 31, 2026, Québec's net debt will represent 38.8% of GDP, a considerable decrease of 4.1 percentage points from the level of 42.9% as at March 31, 2019. The average net debt to GDP of the provinces was broadly unchanged during this period, falling from 30.8% as at March 31, 2019 to 30.4% of GDP as at March 31, 2026.

Québec is one of the only provinces, along with Ontario and New Brunswick, to have reduced its indebtedness during this period. In 2025-2026, Québec's deficit as a proportion of the economy will also be lower than the provincial average.

Mainly due to major investments in public infrastructure, such as the maintenance, modernization, and construction of hospitals and schools, net debt to GDP will rise to 39.3% as at March 31, 2028. However, the government expects the net debt burden to decrease over the five-year financial framework period. Québec's net debt burden has also been adjusted downward compared to Budget 2025-2026 for each year of the financial framework.

In accordance with the Act to reduce the debt and establish the Generations Fund, the net debt burden will be reduced to 35.5% of GDP by 2032-2033 and to 32.5%
of GDP by 2037-2038.

As at March 31, 2026, Québec's net debt will represent 38.8% of GDP, a decrease of 4.1 percentage points from the level of 42.9% as at March 31, 2019, making Québec one of the only provinces to have reduced its indebtedness during this period.

This reduction in indebtedness was achieved against a backdrop of a pandemic, heightened geopolitical tensions caused, among other things, by Russia's invasion of Ukraine, and a trade dispute with the United States.

_______________________________________

1 For advanced economies, the IMF estimated in October 2025 that average gross debt had risen from 102.7% of GDP in 2018 to 110.2% in 2025 and that it would continue to increase. The IMF expected it to reach 118.5% of GDP in 2030. This corresponds to the debt of all levels of public administration.

The Québec Government's Debt	G.3

CHART G.1 Factors responsible for the change in the government's net debt from 2019 to 2026
(percentage points of GDP)

Note: Totals may not add due to rounding.

(1) For example, revaluation gains related to government enterprises.

In 2026-2027, revenues dedicated to the Generations Fund will stand at $2.3 billion. They will reach $2.9 billion in 2030-2031.

The balance of the Generations Fund, which will stand at $16.6 billion as at March 31, 2026, is expected to reach $29.1 billion as at March 31, 2031, representing 10.4% of net debt.

The Generations Fund, created 20 years ago, is an efficient and transparent tool that the Québec government adopted to achieve its debt reduction targets. It allows Quebecers to easily identify the amounts allocated each year by the government to reduce debt.

The 2025-2026 financing program is completed, and pre-financing totalling $9.3 billion has been carried out. Since the March 2025 budget, demand for Québec bonds has been excellent, as evidenced by the issue of a record-breaking amount of US$4.5 billion in January 2026, the most voluminous issue of its history.

Québec enjoys outstanding credit quality. It should be noted that the rating agency Moody's gives Québec a higher credit rating than Ontario, while S&P Global does the opposite.

G.4	Budget 2026-2027 Budget Plan

1. QUÉBEC'S DEBT

1.1 Different concepts of debt

Several different concepts of debt are used to measure a government's indebtedness.

— Gross debt corresponds to the debt on financial markets, plus the commitments made regarding to the retirement plans of government employees. The balance of the Generations Fund is subtracted from gross debt.

— As at March 31, 2026, Québec's gross debt will stand at $272.6 billion, or 42.3% of GDP. This is below the target for reducing gross debt to 45% of GDP by 2025-2026 that had been set in 2010.

— Net debt corresponds to the government's liabilities as a whole, less its financial assets. This is a concept used by the other provinces, as well as the OECD and the IMF.

— As at March 31, 2026, Québec's net debt will stand at $250.3 billion, or 38.8% of GDP. The government aims to reduce net debt to GDP to 32.5% by 2037-2038.

— Debt representing accumulated deficits corresponds to the difference between the government's assets and liabilities. It is the debt that does not correspond to any assets. This is the concept that the federal government uses to present the change in its debt.

— As at March 31, 2026, the debt representing Québec's accumulated deficits will stand at $130.4 billion, or 20.2% of GDP.

TABLE G.1

Québec government debt as at March 31 according to different concepts
(millions of dollars, unless otherwise indicated)

	2025	2026	2027
GROSS DEBT(1)	255 999	272 644	290 045
% of GDP	41.5	42.3	43.5
Less: Financial assets, net of other liabilities(2)	−19 836	−22 355	−30 536
NET DEBT	236 163	250 289	259 509
% of GDP	38.3	38.8	38.9
Less: Non-financial assets	−111 751	−119 856	−123 077
DEBT REPRESENTING ACCUMULATED DEFICITS	124 412	130 433	136 432
% of GDP	20.2	20.2	20.5

Note: A new accounting standard (Section PS 1202 - Financial Statement Presentation) will come into force on April 1, 2026. From that date, the concept of net debt will be replaced by that of net financial liabilities. The adjustment relates to a liability item called deferred revenue. Non-financial liabilities, which correspond to deferred revenue, will no longer be added to net debt, which currently includes all liabilities. However, it will continue to be considered in the calculation of the debt representing accumulated deficits, which will be renamed "net liabilities." This change results in a 0.8% reduction in net debt to GDP in 2026-2027. However, it does not entail any changes with regard to gross debt and debt representing accumulated deficits.

(1) Gross debt excludes pre-financing and takes into account the amounts accumulated in the Generations Fund.

(2) Financial assets include, in particular, participations in government enterprises (e.g. Hydro-Québec) and accounts receivable. Other liabilities (e.g. accounts payable) are subtracted. As of April 1, 2026, non-financial liabilities are no longer deducted from financial assets, net of other liabilities.

The Québec Government's Debt	G.5

1.2 Net debt

Net debt corresponds to the government's liabilities minus its financial assets. This is a concept used by the other provinces, as well as the OECD and the IMF.

As at March 31, 2026, Québec's net debt will stand at $250.3 billion, or 38.8% of GDP. The increase over the previous year (0.5 percentage points higher) is due to the budgetary deficit and investments in public infrastructure, such as the maintenance, modernization, and construction of hospitals and schools.

Net debt to GDP is expected to continue to increase until 2027-2028. A gradual reduction is subsequently expected tied to, in part, the improved budgetary situation and deposits of dedicated revenues in the Generations Fund. The government aims to reduce net debt to GDP to 32.5% by 2037-2038.

— It should be noted that net debt to GDP will stand at 39.3% as at March 31, 2028, whereas a ratio of 41.9% was forecast in Budget 2025-2026 for that same year.

Both in Canada and internationally, governments have generally seen their indebtedness rise in recent years. However, the Québec government expects its net debt burden to decrease over the five-year financial framework period. Québec's net debt burden has also been adjusted downward compared to Budget 2025-2026 for each year of the financial framework.

TABLE G.2

Factors responsible for the change in net debt
(millions of dollars, unless otherwise indicated)

	Debt, beginning of year		Accounting deficit (surplus)(1)	Net capital investments	Accounting adjustments(2)	Total change	Debt, end of year	% of GDP
2024-2025	220 016		5 175	9 888	1 084	16 147	236 163	38.3
2025-2026	236 163		7 655	8 105	−1 634	14 126	250 289	38.8
2026-2027	244 720	(3)	6 265	8 790	−266	14 789	259 509	38.9
2027-2028	259 509		3 204	8 694	−266	11 632	271 141	39.3
2028-2029	271 141		−1 116	7 047	−266	5 665	276 806	38.8
2029-2030	276 806		−2 780	5 544	−266	2 498	279 304	37.9
2030-2031	279 304		−2 918	5 222	−266	2 038	281 342	36.9

(1) From 2027-2028 to 2030-2031, the accounting balance includes the gap to be bridged.

(2) Accounting adjustments include the impact of revaluation elements on net debt. As at March 31, 2025, the increase in net debt is mainly due to revaluation losses related to derivative financial instruments. As at March 31, 2026, gains are expected, which will lead to a decrease in net debt. These variations will have no permanent effect on debt.

(3) As of April 1, 2026, the concept of net debt will be replaced by that of net financial liabilities. It is estimated that this change will result in a $5.6-billion reduction in net debt in 2026-2027, or 0.8% of GDP.

G.6	Budget 2026-2027 Budget Plan

Net financial liabilities will replace net debt under a new accounting standard
A new accounting standard (Section PS 1202 - Financial Statement Presentation) relating to the presentation of financial statements will come into force on April 1, 2026. The adjustment relates to a liability item called deferred revenue.

This standard requires liabilities to be presented in two categories: financial liabilities and non-financial liabilities. Such a categorization makes it possible to specify the net debt indicator, which will be replaced by net financial liabilities. This indicator will correspond to the difference between financial liabilities and financial assets. Financial liabilities are those that will require cash outflows to settle them. Non-financial liabilities, which will be excluded from the calculation, consist of deferred revenue,[1] such as amounts received from the federal government for the construction of infrastructure belonging to the Québec government that must remain in service for a specified period. They are estimated at $5.6 billion (0.8% of GDP) in 2026-2027.

Net debt reduction targets will now relate to net financial liabilities. An amendment to the Act to reduce the debt and establish the Generations Fund will be proposed in this regard.

Furthermore, the coming into force of this new standard will have no impact on the budgetary balance. In addition, the accumulated deficit will be renamed "net liabilities," but its calculation will remain the same. Lastly, gross debt will continue to be calculated in the same way.

1 Deferred revenue comprises amounts received by the government for which it has not performed the agreed-upon actions required for such amounts to be recognized as revenue (for example, under a Canada-Québec agreement). In the statement of financial position, deferred revenue is presented in liabilities.

The Québec Government's Debt	G.7

Net capital investments
Net capital investments consist of the government's gross investments minus depreciation expenses.

Even though gross investments have an impact on debt, net capital investments are presented in the factors responsible for the change in the debt due to the fact that depreciation expenses are included in the accounting balance.

From 2026-2027 to 2030-2031, net capital investments will contribute to increasing net debt by $7.1 billion per year on average.

These investments are included in the 2026-2036 Québec Infrastructure Plan, which has been increased to $167.0 billion in this budget.
Net capital investments
(millions of dollars)
	2025- 2026	2026- 2027	2027- 2028	2028- 2029	2029- 2030	2030- 2031
Gross investments(1)	13 956	14 934	15 133	13 751	12 485	12 395
Less: Depreciation(2)	−5 851	−6 144	−6 439	−6 704	−6 941	−7 173
TOTAL	8 105	8 790	8 694	7 047	5 544	5 222

(1) These investments exclude the Québec government's contribution to the projects of partners (e.g. municipalities), whereas this contribution is included in the annual investments of the Québec Infrastructure Plan and portfolio expenditures.

(2) Depreciation is included in portfolio expenditures.

G.8	Budget 2026-2027 Budget Plan

❏ Net debt burden will resume a downward trajectory

The net debt burden will stand at 38.8% of GDP as at March 31, 2026. This is lower than the pre-pandemic level, which was 42.9% as at March 31, 2019. As at March 31, 2021, during the pandemic, net debt stood at 43.1% of GDP.

This reduction in indebtedness was achieved against a backdrop of a pandemic, heightened geopolitical tensions caused, among other things, by Russia's invasion of Ukraine, and a trade dispute with the United States.

Net debt to GDP will increase until 2027-2028, due in particular to the significant investments in public infrastructure needed to stimulate economic growth in a context of trade tensions with the United States. It will then fall back to 36.9% of GDP as at March 31, 2031. This will be much lower than the peak reached in 2013-2014, at 53.4% of GDP.

— It should be noted that net debt to GDP will stand at 39.3% as at March 31, 2028, whereas a ratio of 41.9% was forecast in Budget 2025-2026 for that same year.

The government aims to reduce net debt to GDP to 35.5% by 2032-2033 and to 32.5% by 2037-2038.

CHART G.2 Net debt as at March 31
(percentage points of GDP)

Note: As of April 1, 2026, the concept of net debt will be replaced by that of net financial liabilities due to the coming into force of the new accounting standard on financial statement presentation.

The Québec Government's Debt	G.9

❏ The net debt burden is lower than it was as at March 31, 2019

As at March 31, 2026, net debt will stand at 38.8% of GDP, compared to 42.9% as at March 31, 2019. Over the last seven years, net debt to GDP will thus have fallen 4.1 percentage points despite the pandemic, major investments in public infrastructure and reinvestment in public services, notably to improve working conditions for public and parapublic sector employees. The decrease in the net debt burden is largely explained by strong nominal economic growth during this period.

More specifically, from March 31, 2019 to March 31, 2026:

— deficits resulted in a 3.4-percentage-point increase in the net debt burden;

— net capital investments resulted in a 7.1-percentage-point increase in the net debt burden;

— the increase in nominal GDP resulted in a 13.6-percentage-point decrease in the net debt burden.

CHART G.3 Factors responsible for the change in the government's net debt from 2019 to 2026
(percentage points of GDP)

Note: Totals may not add due to rounding.

(1) For example, revaluation gains related to government enterprises.

G.10	Budget 2026-2027 Budget Plan

❏ Downward adjustment to net debt since the March 2025 budget

For each year of the financial framework, the projected net debt is lower than it was in March 2025. This is due to smaller deficits from 2024-2025 to 2026-2027 and the new accounting standard on financial statement presentation, which will result in lower net debt as of 2026-2027. The level of GDP is also higher, which helps reduce the net debt burden.

Net debt is lower despite the higher investments in public infrastructure announced in this budget.

TABLE G.3

Adjustments to net debt as at March 31 since the March 2025 budget
(millions of dollars, unless otherwise indicated)

	2026	2027	2028	2029	2030
March 2026	250 289	259 509	271 141	276 806	279 304
% of GDP	38.8	38.9	39.3	38.8	37.9
March 2025	255 003	270 435	282 588	286 431	288 149
% of GDP	40.4	41.5	41.9	41.0	39.8
Adjustments	−4 714	−10 926	−11 447	−9 625	−8 845
% of GDP	−1.6	−2.6	−2.6	−2.2	−1.9

The Québec Government's Debt	G.11

❏ Comparison of the net debt of governments in Canada

As at March 31, 2026, Québec's net debt burden will stand at 38.8% of GDP, compared to the provincial average of 30.4%.2 The government aims to reduce net debt to GDP to 32.5% by 2037-2038.

Over the period covered by its financial framework, Québec expects its net debt to GDP to decline, while other provinces expect their indebtedness to increase.

CHART G.4 Net debt of governments in Canada as at March 31, 2026
(percentage of GDP)

(1) GDP-weighted average.

(2) GDP-weighted average excluding the least indebted province, Alberta, and the most indebted province, Newfoundland and Labrador.

Sources: Governments' budget documents and Statistics Canada.

_______________________________________

2 The provincial average was 28.9% as at March 31, 2025.

G.12	Budget 2026-2027 Budget Plan

Quebec is one of the only provinces, along with Ontario and New Brunswick, to have reduced its debt since 2019.

GRAPHIQUE G.5 Changes in the net debt burden of Canada's provinces between March 31, 2019 and March 31, 2026
(percentage of GDP)

Sources: Governments' public accounts, budget documents and Statistics Canada.

The Québec Government's Debt	G.13

Average debt ratio of the provinces is increasing
The average debt ratio of the provinces is currently increasing. While the average net debt to GDP of the provinces stood at 28.5% as at March 31, 2023, it is projected to rise to 30.4% of GDP as at March 31, 2026, representing an increase of 1.9 percentage points. Québec's net debt to GDP is following the same trend, but to a lesser extent. From 2023 to 2026, it rose from 37.5% to 38.8%, an increase of 1.3 percentage points.

The gap between Québec and the provincial average is currently smaller than it was in 2019.

Comparison of Québec's net debt with the provincial average as at March 31
(percentage of GDP and percentage points)

(1) GDP-weighted average. Sources: Governments' public accounts, budget documents and Statistics Canada.

This increase in indebtedness can also be seen worldwide. For advanced economies, the IMF estimated in October 2025[1] that average gross debt had risen from 109.3% of GDP in 2022 to 110.2% in 2025 and that it would continue to increase. The IMF expects it to reach 118.5% of GDP in 2030.[2]
The deterioration in public finances, both in Canada and worldwide, is occurring against a backdrop of moderate economic growth and rising borrowing costs for governments, following a period of low interest rates. Population aging in advanced economies is also putting pressure on public finances.

In this regard, the provinces are facing significant pressures in the health sector, but also in the proper maintenance of infrastructure, which, in the case Québec, was often built in the 1960s and 1970s, or even earlier, especially regarding hospitals.

It is in this context that Québec, like the other provinces, is requesting additional federal transfers for health and infrastructure.

1 IMF Fiscal Monitor, October 2025.

2 According to the IMF, gross debt corresponds to all liabilities of public administrations, except for commitments related to pension plans. It cannot be compared to the Québec government's concept of gross debt.

G.14	Budget 2026-2027 Budget Plan

1.3 Gross debt

Gross debt corresponds to the amount of debt contracted on financial markets (direct debt) plus the net liability for the pension plans and other future benefits of public and parapublic sector employees, minus the balance of the Generations Fund.

The gross debt burden will stand at 42.3% of GDP as at March 31, 2026. This is below the target for reducing gross debt to 45% of GDP by 2025-2026 that had been set in 2010.

Due in particular to significant investments in public infrastructure, needed to stimulate economic growth in a context of trade tensions with the United States, gross debt to GDP is expected to increase by 2027-2028. The gross debt burden will subsequently decline.

Furthermore, as of 2027-2028, sums accumulated to pay the retirement benefits of government employees are projected to exceed the government's liability in this regard. In the coming years, the government can thus plan for an increase in the amount withdrawn annually from the Retirement Plans Sinking Fund to provide for the retirement benefits of government employees. Annual withdrawals of $2.5 billion are currently forecast.

As of 2026-2027, a steady increase in the Generations Fund is also forecast. The balance of this fund will be $29.1 billion as at March 31, 2031.

TABLE G.4

Gross debt as at March 31
(millions of dollars, unless otherwise indicated)

	2025	2026	2027	2028	2029	2030	2031
Direct debt	269 519	286 964	307 570	325 369	339 573	350 288	360 771
Plus: Pension plans and other employee future benefits(1)	3 335	2 324	798	−946	−3 419	−6 557	−10 192
Less: Generations Fund	−16 855	−16 644	−18 323	−20 814	−23 430	−26 210	−29 128
GROSS DEBT	255 999	272 644	290 045	303 609	312 724	317 521	321 451
% of GDP	41.5	42.3	43.5	44.0	43.8	43.0	42.2

(1) A positive entry represents a net liability while a negative entry represents a net asset.

The Québec Government's Debt	G.15

The proportion of revenue dedicated to debt service will remain at historically low levels
Gross debt and debt service as proportions of revenue are two key financial indicators monitored by credit rating agencies. Debt service as a proportion of revenue, which will stand at 6.2% in 2026-2027, is expected to increase in future years. However, it will remain well below the level reached in the early 2010s.

Debt service will stand at $10.3 billion in 2026-2027. This is the fourth-largest expenditure item after health and social services, education and higher education.

Gross debt as at March 31	Debt service
(percentage of revenue)	(percentage of revenue)

The uncertain economic situation, the evolution of interest rates and the high level of debt require prudence and the sound management of public finances, because higher-than-anticipated interest rates would have a substantial impact on the financial framework.

Interest rates 1 percentage point higher than expected for a full year would increase interest expenditure by $654 million in the first year, $1.8 billion in the fifth year and $2.6 billion in the tenth year.

The impact is increasing, as only a portion of the debt is refinanced each year. The average maturity of the debt was 11 years as at March 31, 2025.

Impact on interest expenditure of a 1-percentage-point rise in interest rates (millions of dollars)
	1st year	2nd year	3rd year	4th year	5th year
Impact	654	1 016	1 293	1 548	1 787

G.16	Budget 2026-2027 Budget Plan

TABLE G.5

Factors responsible for the change in gross debt
(millions of dollars, unless otherwise indicated)

	Debt, beginning of year	Accounting deficit (surplus)(1)	Investments, loans and advances	Net capital investments	Other factors(2)	Total change	Debt, end of year	% of GDP
2024-2025	245 832	5 175	2 205	9 888	−7 101	10 167	255 999	41.5
2025-2026	255 999	7 655	2 690	8 105	−1 805	16 645	272 644	42.3
2026-2027	272 644	6 265	2 554	8 790	−208	17 401	290 045	43.5
2027-2028	290 045	3 204	1 791	8 694	−125	13 564	303 609	44.0
2028-2029	303 609	−1 116	2 766	7 047	418	9 115	312 724	43.8
2029-2030	312 724	−2 780	2 271	5 544	−238	4 797	317 521	43.0
2030-2031	317 521	−2 918	2 973	5 222	−1 347	3 930	321 451	42.2

(1) From 2027-2028 to 2030-2031, the accounting balance includes the gap to be bridged.

(2) The decrease in gross debt in 2024-2025 and 2025-2026 is notably due to the disposition of temporary investments acquired prior to 2024-2025. Other factors in 2026-2027 include a $1.8-billion deposit in the Generations Fund to reduce gross debt and taken from the cumulative surplus of the Electrification and Climate Change Fund.

The Québec Government's Debt	G.17

Investments, loans and advances

The government makes investments, in the form of investments, loans and advances, in private businesses, in particular through the Economic Development Fund, as well as in state-owned enterprises.

A state-owned enterprise may be authorized to keep part of its net earnings.

— For example, Hydro-Québec pays the government an annual dividend corresponding to 75% of its net earnings. Hydro-Québec uses the portion of net earnings not paid to the government (25%) to finance its requirements.

For the government, this constitutes an investment that creates a financial requirement and thus an increase in gross debt.

G.18	Budget 2026-2027 Budget Plan

1.4 Debt representing accumulated deficits

Debt representing accumulated deficits corresponds to the difference between the government's assets and liabilities. It is the debt that does not correspond to any assets. The federal government uses this concept to present the changes in its debt.

As at March 31, 2026, the debt representing Québec's accumulated deficits will stand at $130.4 billion, or 20.2% of GDP. This is above the target for reducing the debt representing accumulated deficits to 17% of GDP by 2025-2026 that had been set in 2010.

— This target will not be met, in particular due to accounting changes. One of these concerns the change in the application of the accounting standard respecting transfer payments, which resulted in an increase in debt representing accumulated deficits of $13.0 billion, or 2.9 percentage points of GDP, as at March 31, 2021. The government made this change in 2021, in accordance with the recommendation of the Auditor General of Québec in this regard.

Due to budgetary deficits, the debt burden representing accumulated deficits will increase until 2026-2027. It will then decrease to stand at 17.3% of GDP as at March 31, 2031.

TABLE G.6

Factors responsible for the change in debt representing accumulated deficits
(millions of dollars, unless otherwise indicated)

	Debt, beginning of year	Accounting deficit (surplus)(1)	Accounting adjustments(2)	Total change	Debt, end of year	% of GDP
2024-2025	118 305	5 175	932	6 107	124 412	20.2
2025-2026	124 412	7 655	−1 634	6 021	130 433	20.2
2026-2027	130 433	6 265	−266	5 999	136 432	20.5
2027-2028	136 432	3 204	−266	2 938	139 370	20.2
2028-2029	139 370	−1 116	−266	−1 382	137 988	19.3
2029-2030	137 988	−2 780	−266	−3 046	134 942	18.3
2030-2031	134 942	−2 918	−266	−3 184	131 758	17.3

Note: As of April 1, 2026, the debt representing accumulated deficits will be renamed "net liabilities," due to the coming into force of the new accounting standard on financial statement presentation.

(1) From 2027-2028 to 2030-2031, the accounting balance includes the gap to be bridged.

(2) Accounting adjustments include the impact of revaluation elements on debt representing accumulated deficits. As at March 31, 2025, the increase in debt representing accumulated deficits is mainly due to revaluation losses related to derivative financial instruments. As at March 31, 2026, gains are expected instead, which will generate a reduction in the debt representing accumulated deficits. These variations will have no permanent effect on debt.

The Québec Government's Debt	G.19

The debt burden representing accumulated deficits has fallen significantly since March 31, 2014, when it reached 36.3% of GDP. The projected level as at March 31, 2031, is 17.3% of GDP.

CHART G.6 Debt representing accumulated deficits as at March 31
(percentage of GDP)

G.20	Budget 2026-2027 Budget Plan

Québec's public sector debt
The public sector debt includes the government's gross debt, the debt of Hydro-Québec, the debt of municipalities as well as the debt of universities other than the Université du Québec and its constituents. This debt has served, in particular, to fund public infrastructure, such as roads, schools, hospitals, hydroelectric dams and water treatment plants.

As at March 31, 2026, Québec's public sector debt will stand at $375.0 billion, or 58.2% of GDP. These figures must, however, be seen in perspective, for they do not take into account the economic value of certain assets held by the government, such as Hydro-Québec, the Société des alcools du Québec and Loto-Québec.

Public sector debt as at March 31 (millions of dollars, unless otherwise indicated)
	2022	2023	2024	2025	2026
Government's gross debt	211 198	226 344	245 832	255 999	272 644
Hydro-Québec	46 225	49 438	53 537	57 835	64 572
Municipalities	31 263	30 952	32 414	33 830	36 200
Universities other than the Université du Québec and its constituents	1 379	1 463	1 519	1 564	1 564
PUBLIC SECTOR DEBT	290 065	308 197	333 302	349 228	374 980
% of GDP	57.2	55.4	57.2	56.6	58.2

The Québec Government's Debt	G.21

1.5 The debt reduction objective and the Generations Fund

❏ Debt reduction targets

Québec has made notable progress in reducing its debt load in recent decades.

The Act to reduce the debt and establish the Generations Fund was adopted in 2006. By reducing the debt burden, it aims to ensure the long-term financing of the government's main missions as well as a prosperous tomorrow for future generations.

As of 2010, the Act stated that, for fiscal 2025-2026, the gross debt must not exceed 45% of GDP, while the debt representing accumulated deficits must not exceed 17% of GDP. These objectives were set following the 2008 financial crisis and changes to government accounting, which made it impossible to reach the targets established in 2006.

In March 2023, the government announced the replacement of these targets by net debt reduction targets, which were confirmed in December 2023 in the Act to reduce the debt and establish the Generations Fund.

— Unlike for gross debt, financial assets that will ultimately be used to reduce debt on financial markets are subtracted from net debt.3 As at March 31, 2026, net debt to GDP is expected to stand at 38.8%, compared to 42.3% for gross debt.

In the March 2025 budget, an adjustment to the debt reduction targets was announced due to changes in the budgetary situation and the economic context since the March 2023 budget.

— The target for reducing net debt to GDP by 2032-2033 was adjusted from 33.0% to 35.5% and the target for reducing net debt to GDP by 2037-2038 was adjusted from 30.0% to 32.5%. Given the difficulty of forecasting how the economy will change over the long term, the government is continuing to provide an interval for these two targets.

TABLE G.7

Debt reduction targets announced in the March 2025 budget

Net debt by 2032-2033 (intermediate target)	35.5% of GDP (±2.5% of GDP)
Net debt by 2037-2038	32.5% of GDP (±2.5% of GDP)

_______________________________________

3  However, the Generations Fund is also subtracted from gross debt.

G.22	Budget 2026-2027 Budget Plan

The Ministère des Finances conducts detailed five-year debt forecasts. For information purposes, a projection of the net debt-to-GDP ratio is carried out up to 2037-2038.

Based on this projection, it is expected that:

— net debt to GDP will stand at 35.3% as at March 31, 2033, below the maximum limit of 38.0% of GDP;

— net debt to GDP will stand at 31.5% as at March 31, 2038, below the maximum limit of 35.0% of GDP.

CHART G.7 Net debt projection as at March 31
(percentage of GDP)

Notes: The dotted lines represent the interval established by the government.

As of April 1, 2026, the concept of net debt will be replaced by that of net financial liabilities due to the coming into force of the new accounting standard on financial statement presentation.

The sustainability of public finances is usually reflected in long-term debt growth that is equivalent to or lower than economic growth.

The Québec government expects a gradual reduction in net debt to GDP as of 2028-2029 and the achievement of debt reduction targets in 2033 and 2038.

This gradual reduction in net debt to GDP will be achieved by maintaining a balanced budget, following deposits of dedicated revenues in the Generations Fund, as of 2029-2030. Annual investments in public infrastructure will also need to stabilize after a period marked by historic investment levels. It should be noted that stronger-than-anticipated economic growth could enable the government to both invest more on behalf of its citizens and accelerate the reduction of the net debt burden.

The Québec Government's Debt	G.23

❏ The benefits of reducing the debt burden

Reducing the debt burden contributes to economic growth by creating a climate of confidence conducive to private investment and higher productivity.

In addition to supporting collective prosperity and contributing to the sustainability of public finances, reducing the debt burden will allow Québec to:

— contribute to intergenerational equity;

— ensure stable funding for the government's main missions, including health and education;

— cope with the costs associated with an aging population;

— implement measures to fight climate change;

— continue to fund substantial investments in public infrastructure;

— ease the tax burden on Quebecers;

— address a new recession or deal with a prolonged period of economic uncertainty;

— increase its financial autonomy within the federation.

G.24	Budget 2026-2027 Budget Plan

The Generations Fund: an effective and transparent tool for reducing debt for the last 20 years

The Generations Fund, the implementation of which was announced in Budget 2006-2007, was established in 2006 with the adoption of the Act to reduce the debt and establish the Generations Fund. Since its creation, more than $37 billion has been deposited into it.[1]

The Generations Fund is an effective and transparent tool that the Québec government adopted to achieve its debt reduction targets. It allows Quebecers to easily identify the amounts allocated each year by the government to reduce debt.

— The government has chosen to spread debt reduction efforts over several years so as not to harm the economy and to respect taxpayers' ability to pay.

After 20 years of existence, the Generations Fund has proven that the government's strategy has paid off. The debt burden is now much lower than it was in the early 2010s. The amounts allocated annually to the Generations Fund are deposited with the Caisse de dépôt et placement du Québec. The returns generated help accelerate the reduction of the debt burden.

— From 2007 to 2025, the average return was 6.1%, compared to an average cost of new borrowing of 3.2%, resulting in a difference of 2.9 percentage points.

In addition, the Generations Fund contributes positively to Québec's credit quality and helps maintain Québec's access to capital markets in Canada and abroad.

The government intends to continue making annual deposits in the Generations Fund.

1 Payments from 2006-2007 to 2025-2026. The balance of the Generations Fund as at March 31, 2026 is lower than the total amount that has been deposited into it, due to withdrawals made over the years to repay maturing borrowings.

The Québec Government's Debt	G.25

❏ Deposits in the Generations Fund

Since 2006, the Generations Fund has been an important pillar of the debt reduction strategy.

Three sources of revenue are dedicated to the Generations Fund:

— water-power royalties, which are paid by Hydro-Québec and private hydroelectricity producers;4

— an additional contribution from Hydro-Québec, set at $650 million per year, taken from the dividend paid by Hydro-Québec to the government;

— income generated by the investment of the sums making up the Generations Fund.

In 2026-2027, revenues dedicated to the Generations Fund will stand at $2.3 billion. They will rise to $2.9 billion in 2030-2031 and $4.1 billion in 2037-2038.

As announced in the November 2025 update, an additional deposit in the Generations Fund will be made in 2026-2027. It will correspond to the cumulative surplus of the Electrification and Climate Change Fund as at March 31, 2026, estimated at $1.8 billion. The decrease in gross debt resulting from this deposit will contribute to intergenerational fairness with a view to ensuring the sustainability of public finances. Deposits in the Generations Fund will therefore total $4.2 billion in 2026-2027.

Legislative provisions were proposed in this regard by the government in Bill 7, An Act to reduce bureaucracy, increase state efficiency and reinforce the accountability of senior public servants, which was tabled in the National Assembly on November 5, 2025.

Withdrawals from the Generations Fund to repay borrowings stood at $2.5 billion in 2025-2026. Withdrawals of $2.5 billion are also planned in 2026-2027.

These withdrawals serve to reduce the amounts allocated to the financing program and alleviate debt servicing.

_______________________________________

4 Under the Watercourses Act (CQLR, chapter R-13), every holder of hydraulic powers in Québec is required to pay royalties that are adjusted based on the amount of electricity generated.

G.26	Budget 2026-2027 Budget Plan

TABLE G.8

Generations Fund
(millions of dollars, unless otherwise indicated)

	2025- 2026	2026- 2027	2027- 2028	2028- 2029	2029- 2030	2030- 2031
Book value, beginning of year(1)	16 855	16 644	18 323	20 814	23 430	26 210
Dedicated revenues
Water-power royalties
Hydro-Québec	750	829	886	898	942	955
Private producers	120	126	127	130	133	136
Subtotal	870	955	1 013	1 028	1 075	1 091
Additional contribution from Hydro-Québec	650	650	650	650	650	650
Investment income(2)	769(3)	742	828	938	1 055	1 177
Total dedicated revenues	2 289	2 347	2 491	2 616	2 780	2 918
Deposit from the Electrification and Climate Change Fund	-	1 832	-	-	-	-
Total deposits	2 289	4 179	2 491	2 616	2 780	2 918
Use of the Generations Fund to repay borrowings	−2 500	−2 500	-	-	-	-
Book value, end of year	16 644	18 323	20 814	23 430	26 210	29 128
% of net debt	6.6	7.1	7.7	8.5	9.4	10.4
% of GDP	2.6	2.7	3.0	3.3	3.6	3.8

(1) For information purposes, as at December 31, 2025, the fair value of the Generations Fund was $20.1 billion, $4.0 billion more than its book value, which is the value deducted from the debt. Like the book value, the fair value includes accounts receivable ($0.5 billion as at December 31, 2025).

(2) The investment income of the Generations Fund corresponds to realized investment income (interest income, dividends, gains on disposal of assets, etc.). Therefore, the forecast may be adjusted upward or downward according to when the gains or losses are actually realized. An accounting annual return of 4.4% is expected, corresponding to the historical average.

(3) The higher investment income in 2025-2026 is due to investment income realized following the integration of the Otéra subsidiary by the Caisse de dépôt et placement du Québec.

The Québec Government's Debt	G.27

Returns of the Generations Fund
The amounts allocated annually to the Generations Fund are deposited with the Caisse de dépôt et placement du Québec. The returns generated help reduce the debt burden.

— From 2007 to 2025, the average return was 6.1%, compared to an average cost of new borrowing of 3.2%, resulting in a difference of 2.9 percentage points.

— In 2025, the difference stood at 6.5 percentage points.

Comparison of the Generations Fund's annual return and the Québec government's borrowing costs (per cent, unless otherwise indicated, on a calendar year basis)
	Rate of return of the Generations Fund	Cost of new borrowings(1)	Difference (percentage points)
2007	5.6	4.7	0.9
2008	−22.4	4.5	−26.9
2009	11.3	4.4	6.9
2010	12.3	4.1	8.2
2011	4.0	3.7	0.3
2012	8.4	3.0	5.4
2013	12.0	3.3	8.7
2014	11.7	3.2	8.5
2015	8.1	2.4	5.7
2016	7.3	2.2	5.1
2017	8.5	2.5	6.0
2018	4.4	2.9	1.5
2019	9.5	2.3	7.2
2020	7.0	1.5	5.5
2021	11.4	1.9	9.5
2022	−7.9	3.5	−11.4
2023	9.3	4.1	5.2
2024	10.4	4.1	6.3
2025	10.4	3.9	6.5
(1) The government's borrowing costs correspond to the yield on 10-year maturity Québec bonds. Source: PC-Bond for the yield on 10-year maturity Québec bonds.

G.28	Budget 2026-2027 Budget Plan

2. FINANCING

2.1 Financing program

The financing program consists of long-term borrowings contracted during the fiscal year. The program is used to, among other things, repay maturing borrowings and meet net financial requirements. The latter include, notably, the budgetary deficit as well as the government's capital investments.

For 2025-2026, the program stands at $32.1 billion, which is $2.4 billion more than projected in the March 2025 budget.

This adjustment is primarily due to pre-financing carried out in 2025-2026 and an increase in repayments of borrowings. These elements are partially offset by a reduction in net financial requirements, an increase in the use of pre-financing and an increase in the balance of transactions under the credit policy.

As at March 6, 2026, the financing program is completed for 2025-2026, and $9.3 billion in pre-financing has been carried out for 2026-2027.

TABLE G.9

Government's financing program in 2025-2026
(millions of dollars)

	March 2025	Adjustments	March 2026
Net financial requirements	29 084	−4 338	24 746
Repayments of borrowings	16 899	2 096	18 995
Use of the Generations Fund to repay borrowings	−2 500	-	−2 500
Withdrawal from the Accumulated Sick Leave Fund	-	−180	−180
Withdrawal from the Retirement Plans Sinking Fund	−2 500	-	−2 500
Use of pre-financing	−9 322	−3 430	−12 752
Transactions under the credit policy(1)	-	−1 014	−1 014
Increase in the outstanding amount of Québec Treasury bills	−2 000	-	−2 000
Pre-financing	-	9 264	9 264
TOTAL	29 661	2 398	32 058

Notes: A negative entry indicates a source of financing and a positive entry, a financial requirement.

Totals may not add due to rounding.

(1) Under the credit policy, which is designed to limit counterparty risk, the government disburses or receives sums in response to exchange rate movements, among other things. These sums do not affect the debt.

The Québec Government's Debt	G.29

The financing program will stand at $26.2 billion in 2026-2027.

For the four subsequent years, from 2027-2028 to 2030-2031, it will average $31.1 billion.

TABLE G.10

Government's financing program from 2026-2027 to 2030-2031
(millions of dollars)

	2026- 2027	2027- 2028	2028- 2029	2029- 2030	2030- 2031
Net financial requirements	26 040	20 799	17 217	13 638	13 390
Repayments of borrowings	14 448	13 143	14 535	17 727	23 958
Use of the Generations Fund to repay borrowings	−2 500	-	-	-	-
Withdrawal from the Retirement Plans Sinking Fund	−2 500	−2 500	−2 500	−2 500	−2 500
Use of pre-financing	−9 264	-	-	-	-
TOTAL	26 224	31 442	29 252	28 865	34 848

Note: A negative entry indicates a source of financing and a positive entry, a financial requirement.

G.30	Budget 2026-2027 Budget Plan

2.2 Borrowings contracted in 2025-2026

The government aims to achieve stable financing at the lowest possible cost. To that end, it applies a strategy of diversifying sources of funding by market, financial instrument and maturity.

As at March 6, 2026, 47% of the borrowings contracted by the government in 2025-2026 were made on foreign markets, compared to an average of 31% over the past 10 years. In January 2026, Québec carried out its largest bond issue in any currency. A borrowing of US$4.5 billion (C$6.2 billion) with a five-year maturity was issued at a cost equivalent to that of issues on the Canadian market. It was also the largest foreign currency issue by a province at the time. Québec plans to continue to take advantage of opportunities to issue on foreign markets.

In 2025-2026, conventional bonds in Canadian dollars are the main debt instrument used.

The average cost of borrowings contracted in 2025-2026 was 3.84% with an average maturity of borrowings of 13 years, while the cost of the entire debt was 3.69% with an average remaining maturity of 11 years as at March 31, 2025.

TABLE G.11

Summary of long-term borrowings contracted in 2025-2026

Currencies	$million	%
CANADIAN DOLLAR
Conventional bonds	15 186	47.4
Floating-rate notes	1 500	4.7
Savings products issued by Épargne Placements Québec	164	0.5
Immigrant investors(1)	4	-
Subtotal	16 854	52.6
OTHER CURRENCIES
U.S. dollar	8 972	28.0
Euro	4 669	14.6
Australian dollar	798	2.5
Swiss franc	765	2.4
Subtotal	15 205	47.4
TOTAL	32 058	100.0

Notes: Borrowings contracted as at March 6, 2026.

Totals may not add due to rounding.

(1) These borrowings are from sums advanced by immigrant investors. These sums are lent to the government through Investissement Québec.

The Québec Government's Debt	G.31

Funding of public bodies
The Financing Fund allows public bodies to obtain financing on favourable terms, namely the government borrowing rate, plus issuance and service fees.

The principle of pooled financing is applied: the government borrows on financial markets and advances funds to the Financing Fund. The Fund then uses these sums to grant loans to public bodies, notably for carrying out their investment projects.

The clientele of the Financing Fund consists mainly of bodies in the education, higher education and health and social services networks, non-budget-funded bodies, government enterprises, special funds as well as certain bodies designated by the government.

In fiscal 2025-2026, the Financing Fund's short-term and long-term loan programs stand at $11.4 billion and $8.8 billion, respectively.

— These amounts are included in the government's net financial requirements.

Financing Fund's loan programs in 2025-2026
(millions of dollars)

Note: The short-term financing program represents the average outstanding amount of short-term loans, while the long-term financing program is presented on the basis of total loans issued for the year.
(1) This category includes school service centres, school boards, CEGEPs, the Université du Québec and its constituents, and private universities.
(2) This category includes facilities serving northern and Indigenous communities and Santé Québec.
(3) Montreal Museum of Fine Arts.

G.32	Budget 2026-2027 Budget Plan

2.3 Debt management strategy

The government's debt management strategy aims to minimize the cost of debt while limiting the risks related to fluctuations in foreign exchange and interest rates.

The government uses a range of financial instruments, particularly interest rate and currency swap agreements (swaps), to achieve desired debt proportions by currency and interest rate.

❏ Structure of debt by currency

As at March 31, 2026, before taking swaps into account, 74% of the debt is expected to be in Canadian dollars, 12% in U.S. dollars, 11% in euros, 1% in Australian dollars, 1% in pounds sterling, 1% in Swiss francs, and less than 1% in other foreign currencies (Swedish kronor, yen and New Zealand dollars).

After taking swaps into account, the entire debt is denominated in Canadian dollars.

The government maintains no exposure to foreign currencies of its debt issued on financial markets. This is done to neutralize the impact of exchange rate variations on debt service.

TABLE G.12

Expected structure of debt by currency as at March 31, 2026
(per cent)

	Before swaps		After swaps
Canadian dollar	74		100
U.S. dollar	12		-
Euro	11		-
Australian dollar	1		-
Pound sterling	1		-
Swiss franc	1		-
Other (Swedish krona, yen and New Zealand dollar)	-	(1)	-
TOTAL	100		100

Notes: This is the debt issued on financial markets by the government.

Totals may not add due to rounding.

(1) The proportion of debt attributable to other currencies before swaps is less than 1%.

The Québec Government's Debt	G.33

❏ Structure of debt by type of interest rate

The government keeps part of its debt at fixed interest rates and part at floating interest rates.

As at March 31, 2026, after taking swaps into account, the share of debt subject to an interest rate change in 2026-2027 is expected to stand at 16.0%. This share includes debt at floating interest rates (11.7%) as well as debt at fixed interest rates to be refinanced in 2026-2027 (4.3%).

The proportion of debt at fixed interest rates is expected to be 88.3%, made up of 84.0% of debt maturing in more than one year and 4.3% of debt to be refinanced in 2026-2027.

CHART G.8 Expected structure of debt by type of interest rate as at March 31, 2026

Notes: This is the debt issued on financial markets by the government.

Percentages may not total 100% due to rounding.

G.34	Budget 2026-2027 Budget Plan

❏ Debt maturity

Maturities of new borrowings are distributed over time to ensure a stable refinancing profile as well as the government's regular presence on financial markets. To date, approximately 75% of the borrowings contracted in 2025-2026 had a maturity of 10 years or more. The average share of issues for these terms over the last 10 years represents 77%. The average maturity of borrowings in 2025-2026 is 13 years.

CHART G.9 Maturity of transactions carried out in 2025-2026

Notes: Borrowings contracted as at March 6, 2026.

Percentages may not total 100% due to rounding.

The diversification of borrowings by term is reflected on the debt maturity profile as shown in the following chart. As at March 31, 2026, the average maturity of the debt is expected to be 11 years.

CHART G.10 Expected maturity of long-term debt as at March 31, 2026
(millions of dollars)

Note: This is the Québec government's long-term debt issued on financial markets, minus the balance of the Sinking Fund for Government Borrowing.

The Québec Government's Debt	G.35

2.4 Yield on the Québec government's securities

In February 2026, the yield on 3-month Québec Treasury bills stands at 2.3%, its lowest level since June 2022. The yield on Québec 10-year securities stands at 3.8%, after reaching 4.8% in October 2023. The decline in yields in recent months reflects the gradual reduction in the Bank of Canada's policy rate since June 2024.

CHART G.11 Yield on the Québec government's securities
(per cent)

Sources: PC-Bond and Ministère des Finances du Québec.

G.36	Budget 2026-2027 Budget Plan

In 2024, there was an increase in the spread between Québec and Ontario. At that point, the spread shifted from favourable for Québec to unfavourable. In fall 2025, there was a more pronounced increase in the spread. In February 2026, the spread was around 8 basis points.

CHART G.12 Yield spread on long-term (10-year) securities since 2015
(percentage points)

Sources: PC-Bond and Ministère des Finances du Québec.

The Québec-Ontario spread and the British Columbia-Ontario spread are trending upward. Since fall 2025, the Québec-Ontario spread has been deteriorating compared to the British Columbia-Ontario spread.

CHART G.13 Yield spread on long-term (10-year) securities since 2021
(percentage points)

Sources: PC-Bond and Ministère des Finances du Québec.

The Québec Government's Debt	G.37

3. PENSION PLANS AND FUNDS
DEPOSITED BY THE MINISTÈRE DES FINANCES
WITH THE CAISSE DE DÉPÔT ET PLACEMENT
DU QUÉBEC

3.1 Net liability for pension plans

The government covers its share of the funding of its employees' pension plans. These are defined-benefit plans.

In its financial statements, it discloses its pension obligations, which correspond to the present value of the retirement benefits that it will pay to its employees. These obligations are re-evaluated annually. The result is the pension plans liability.

Sums are accumulated in the Retirement Plans Sinking Fund (RPSF) and other funds to pay retirement benefits. The value of these assets is subtracted from the liability to measure the government's net commitment, called the net pension plans liability. This amount is included in the government's debt.

As at March 31, 2025, the net liability for pension plans and other employee future benefits stood at $3.3 billion.

TABLE G.13

Net liability for pension plans and other employee future benefits as at March 31, 2025
(millions of dollars)

Liabilities
Pension plan liability(1)	129 950
Other employee future benefits liability	1 281
Liability for pension plans and other employee future benefits	131 231
Assets
Retirement Plans Sinking Fund (RPSF) and other funds(2)	−126 550
Funds dedicated to other employee future benefits	−1 346
Asset for pension plans and other employee future benefits	−127 896
NET LIABILITY FOR PENSION PLANS AND OTHER EMPLOYEE FUTURE BENEFITS	3 335

(1) Mainly the Government and Public Employees Retirement Plan (RREGOP) and the Pension Plan of Management Personnel (PPMP).

(2) The value of the RPSF stands at $119.5 billion. The other funds consist mainly of that of the Pension Plan of the Université du Québec. For the RPSF, this is the book value. For information purposes, as at December 31, 2025, the market value of the RPSF was $131.2 billion.

The Québec Government's Debt	G.39

The Retirement Plans Sinking Fund in proportion to actuarial obligations
The Retirement Plans Sinking Fund (RPSF) was created by the Québec government in 1993. It is an asset that was established for the payment of retirement benefits of public and parapublic sector employees. In December 1999, as part of the agreement concluded for the renewal of its employees' collective agreements, the government had set the objective of ensuring that the book value of the sums accumulated in the RPSF would be equal, in 2020, to 70% of its actuarial obligations in respect of the pension plans of public and parapublic sector employees.

- The objective was reached as at March 31, 2018, that is, two years sooner than anticipated.

- As at March 31, 2025, the RPSF was equal to 94% of the actuarial obligations in respect of pension plans.

To provide for the payment of government employees' pension benefits, a first withdrawal from the RPSF of $2.5 billion was made in 2024-2025. Further withdrawals of $2.5 billion per year are planned between now and 2030-2031. These withdrawals contribute to reducing the amounts allocated to the financing program.

Book value of the RPSF in proportion to the government's actuarial obligations in respect of the pension plans of public and parapublic sector employees as at March 31
(per cent)

G.40	Budget 2026-2027 Budget Plan

3.2 Returns on funds deposited with the Caisse de dépôt et placement du Québec

The main funds deposited by the Ministère des Finances with the Caisse de dépôt et placement du Québec (RPSF, Generations Fund and Accumulated Sick Leave Fund [ASLF]) are managed in accordance with investment policies established by the Ministère des Finances in cooperation with representatives of the Caisse.

These investment policies are established based on several factors, including 10-year return forecasts, standard deviations and correlations for various categories of assets, opportunities for investing in these assets and recommendations of the Caisse.

In 2025, the return on funds deposited by the Ministère des Finances with the Caisse was 8.9% for the RPSF, 10.4% for the Generations Fund and 8.9% for the ASLF.

— The results achieved by the Caisse in 2025 are mainly due to good returns on its investments in equity markets.

— The superior return for the Generations Fund can be explained by differences in its investment policy. The Generations Fund, by its very nature, holds more liquid investments such as publicly traded shares. However, this asset class achieved a high return in 2025.

The investment policies of these three funds are presented on page G.43.

TABLE G.14

2025 return on and market value of funds deposited by
the Ministère des Finances with the Caisse de dépôt et placement du Québec

	Rate of return in 2025	Market value as at December 31, 2025
	(%)	($billion)
Retirement Plans Sinking Fund (RPSF)	8.9	131.2
Generations Fund	10.4	19.5
Accumulated Sick Leave Fund (ASLF)	8.9	0.9

The Québec Government's Debt	G.41

Return of 9.3% for the Caisse de dépôt et placement du Québec in 2025 and net assets of $517 billion
On February 25, 2026, the Caisse presented its financial results for the fiscal year ended December 31, 2025. The weighted average return on the funds of its 48 depositors is 9.3% over one year, compared to a benchmark portfolio return of 10.9%. This performance exceeds that achieved by the Ontario Teachers' Pension Plan (Teachers) and the Ontario Municipal Employees Retirement System (OMERS), which also released their results. These pension funds achieved a net return after fees of 6.7% and 6.0% respectively in 2025.

Over longer periods, which provide a better assessment of the performance of fund managers, the Caisse outperformed its benchmark portfolio: over five years, it achieved a return of 6.5%, compared to 6.2% for the benchmark portfolio; over ten years, it achieved a return of 7.2%, compared to 6.9% for the benchmark portfolio.

As at December 31, 2025, the net assets of the Caisse stood at $517 billion, an increase of $152 billion over five years, that is, compared to December 31, 2020.

Total assets in Québec stood at $100.1 billion. The goal of $100 billion in Québec was achieved a year earlier than expected.

The largest depositor, the Québec Pension Plan (QPP) base plan, Quebecers' nest egg, achieved a return of 9.8% in 2025. Over five years, its return, net of fees, of 7.5% is higher than that posted by the Canada Pension Plan base plan (7.3%).

G.42	Budget 2026-2027 Budget Plan

❏ Comparison of investment policies

TABLE G.15

Investment policies as at January 1, 2026
(per cent)

Specialized portfolio	RPSF and ASLF	Generations Fund	Average benchmark portfolio of depositors as a whole(1)
Short-term investments	1.0	1.0	1.2
Rates(2)	9.5	9.0	10.0
Credit(3)	24.5	30.0	21.8
Total - Fixed Income	35.0	40.0	33.0
Infrastructure	14.25	10.0	13.2
Real estate	9.25	6.0	10.8
Total - Real Assets	23.5	16.0	24.0
Equity markets	25.5	35.0	28.0
Private equity	16.0	9.0	17.0
Total - Equities	41.5	44.0	45.0
Leverage product	-	-	−2.0
TOTAL	100.0	100.0	100.0

RPSF: Retirement Plans Sinking Fund.

ASLF: Accumulated Sick Leave Fund.

(1) Data as at December 31, 2024, drawn from the 2024 Annual Report of the Caisse de dépôt et placement du Québec.

(2) This portfolio consists of government bonds.

(3) Broader range of instruments with fixed income securities characteristics.

The Québec Government's Debt	G.43

4. CREDIT RATINGS

4.1 Québec's credit ratings

A credit rating helps measure the ability of a borrower, such as the Québec government, to pay interest on its debt and repay the principal at maturity.

A high credit rating means access to a broader pool of investors and advantageous borrowing costs.

Québec's credit rating is evaluated by five credit rating agencies. The five agencies assign a stable outlook to Québec's credit rating.

TABLE G.16

Québec's credit ratings

Credit rating agency	Credit rating	Outlook
Moody's	Aa2	Stable
S&P Global	A+	Stable
Fitch Ratings	AA−	Stable
Morningstar DBRS	AA (low)	Stable
Japan Credit Rating Agency (JCR)	AAA	Stable

Note: Québec's credit ratings as at March 6, 2026.

The Québec Government's Debt	G.45

4.2 Comparison of the credit ratings of Canadian provinces

The following charts show the credit ratings of Canadian provinces assigned by Moody's, S&P Global, Fitch Ratings and Morningstar DBRS.

It should be noted that Moody's gives Québec a higher credit rating than Ontario, while S&P Global and Morningstar DBRS do the opposite.

Fitch Ratings assigns the same credit rating to both provinces.

Québec is not the only province to have been subjected to an unfavourable decision5 by a rating agency over the past year.

Since January 2025, the economic and financial environment, particularly in relation to the trade dispute with the United States, has led rating agencies to revise downward the credit quality of several other provinces.

— British Columbia's credit rating was downgraded by one notch by Moody's and S&P Global. Fitch Ratings and Morningstar DBRS lowered the outlook associated with British Columbia's credit rating from "stable" to "negative."

— Nova Scotia's credit rating was downgraded by one notch by S&P Global.

— The outlooks associated with Alberta's and Ontario's credit ratings were lowered from "positive" to "stable" by Moody's.

— The outlooks associated with New Brunswick's and Prince Edward Island's credit ratings were lowered from "positive" to "stable" by S&P Global.

________________________________________

5 On April 16, 2025, S&P Global downgraded Québec's credit rating by one notch, from AA− to A+. The agency's decision was mainly due to the increase in infrastructure investments needed to stimulate economic growth.

G.46	Budget 2026-2027 Budget Plan

CHART G.14 Credit rating of Canadian provinces - Moody's

Note: Credit ratings as at March 6, 2026.

(1) This province has a negative outlook.

CHART G.15 Credit rating of Canadian provinces - S&P Global

Note: Credit ratings as at March 6, 2026.

(1) These provinces have a negative outlook.

The Québec Government's Debt	G.47

CHART G.16 Credit rating of Canadian provinces - Fitch Ratings

Notes: Five provinces receive a credit rating from Fitch Ratings.

Credit ratings as at March 6, 2026.

(1) This province has a negative outlook.

CHART G.17 Credit rating of Canadian provinces - Morningstar DBRS

Note: Credit ratings as at March 6, 2026.

(1) This province has a negative outlook.

G.48	Budget 2026-2027 Budget Plan

APPENDIX: REPORT ON THE APPLICATION
                             OF THE ACT TO REDUCE
                             THE DEBT AND ESTABLISH
                             THE GENERATIONS FUND

❏ Debt reduction objective

The Act to reduce the debt and establish the Generations Fund stipulates that, for fiscal years 2032-2033 and 2037-2038, the net debt presented in the government's financial statements may not exceed 38.0% and 35.0% of GDP, respectively.

These ratios correspond to the maximum limit of the respective targets of 35.5% and 32.5% of GDP that were reviewed by the government in the March 2025 budget speech. Developments in the budgetary situation since the March 2023 budget called for a review of these targets.

— Given the difficulty of forecasting how the economy will change over the long term, the government is continuing to provide an interval for these two targets.

TABLE G.17

Debt reduction targets announced in the March 2025 budget

Net debt by 2032-2033 (intermediate target)	35.5% of GDP (±2.5% of GDP)
Net debt by 2037-2038	32.5% of GDP (±2.5% of GDP)

As at March 31, 2026, Québec's net debt will stand at $250.3 billion, or 38.8% of GDP.

The Ministère des Finances conducts detailed five-year debt forecasts. For information purposes, a projection of the net debt-to-GDP ratio has been made up to 2037-2038.

Based on this projection, it is expected that:

— net debt to GDP will stand at 35.3% as at March 31, 2033, below the maximum limit of 38.0% of GDP;

— net debt to GDP will stand at 31.5% as at March 31, 2038, below the maximum limit of 35.0% of GDP.

The Québec Government's Debt	G.49

❏ Deposits in the Generations Fund

Three sources of revenue are dedicated to the Generations Fund:

— water-power royalties, which are paid by Hydro-Québec and private hydroelectricity producers;

— an additional contribution from Hydro-Québec, set at $650 million per year, taken from the dividend paid by Hydro-Québec to the government;

— income generated by the investment of the sums making up the Generations Fund.

In 2026-2027, revenues dedicated to the Generations Fund will stand at $2.3 billion. They will rise to $2.9 billion in 2030-2031 and $4.1 billion in 2037-2038.

As at March 31, 2026, the balance of the Generations Fund will stand at $16.6 billion, which is 6.6% of net debt.

Withdrawals from the Generations Fund to repay borrowings stood at $2.5 billion in 2025-2026. Withdrawals of $2.5 billion are also planned in 2026-2027.

These withdrawals serve to reduce the amounts allocated to the financing program and alleviate debt servicing.

CHART G.18 Changes in the book value of the Generations Fund as at March 31
(millions of dollars)

G.50	Budget 2026-2027 Budget Plan